EXHIBIT 99

                                 [UNILEVER LOGO]

                              N E W S   R E L E A S E

Contact:  Nancy Goldfarb
          212-906-4690
                                                          FOR IMMEDIATE RELEASE


                      UNILEVER TELECONFERENCE PRESENTATION



New York, NY -- December 18, 2002 -- The following is the presentation text for the Unilever pre-close teleconference, given by Howard Green, head of investor relations, at 1400 hrs GMT today.



The purpose of this teleconference is to update the market on the progress of our business and is a precursor to our "close" period, ahead of the full year and fourth quarter results announcement on February 13, 2003.

I would remind you that this update is based on the first two months of trading in the quarter. Comments on EPS and operating margin are made on a before exceptional items and goodwill amortization basis.

Let me start by saying that we continue to be comfortable with the achievement of our targets for the full year of EPS growth in the "high-teens" and growth of our leading brands being within the 4.5 to 5% range.

The EPS growth is driven by expansion of operating margin which will be around 15% for the year, an advance of over 100 bps compared to 2001, and lower interest reflecting the benefits of strong cash flow and the proceeds of disposals.

In terms of the top line we expect growth of the leading brands to be some 6% in the quarter putting us comfortably in the 4.5 to 5% growth range for the year.

Underlying sales growth is expected to be in the range of 5 to 5.5% for the quarter giving 3.5 to 4% for the full year.

The net of acquisitions and disposals will be to reduce sales in the fourth quarter by the equivalent of some (euro)700 million, giving reported sales at around last year's level. The operating profit dilution from the net of acquisitions and disposals is expected to be the equivalent of (euro)90 million for the fourth quarter.

Turning now to the other elements of the full year's profit and loss account.

Associated costs are expected to be around (euro)220 million.

Goodwill amortization is estimated to be (euro)1380 million for the full year.

Net interest is estimated at (euro)1280 million for the full year.

Restructuring exceptional items, pre-tax, are expected to be between (euro)1.1 and 1.2 billion for the full year.

Including the effect of the Q3 release of prior year tax provisions we expect the underlying tax rate for the year to be around 32%.
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The number of shares for calculating the full year EPS is 978 million N.V.
equivalent share units or 6.52 billion if you take the PLC equivalent share units.

Let me summarize.

We continue to be on track to deliver our full year targets and we have good momentum which is broad based across our business. We see good growth in our leading brands with our savings programmes providing the fuel for increased levels of advertising and promotion and also for expansion of operating margin. We are finishing the year strongly.



                                      -o0o-



SAFE HARBOR STATEMENT: This presentation may contain forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as "expects", "anticipates", "intends" and other similar expressions are intended to identify such forward looking-statements. Because of the risks and uncertainties that always exist in any operating environment or business we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, currency values, competitive pricing, consumption levels, costs, environmental risks, physical risks, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Unilever operates. Further details of these potential risks and uncertainties are given in the Unilever Annual Report and Accounts and Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements.



UNILEVER BACKGROUND:

Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 17,800 people and has 67 offices and manufacturing sites in 23 states.

The business comprises:

Foods: Lipton teas, soups and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil and tomato sauces; Good Humor-Breyers and Ben & Jerry's Homemade, Inc. ice cream companies; and Slim-Fast nutritional and health snack products.

Home and Personal Care: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergent; Lever 2000, Caress, Dove, Pond's and Vaseline skin care; the Suave family of skin- and hair-care products; Axe deodorant bodyspray for men; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.